FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For April, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: April 1, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 20, 2005

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Management Proxy Circular") is furnished in connection with the solicitation of proxies by the management of Gentry Resources Ltd. (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the holders ("Shareholders") of common shares of the Corporation ("Common Shares"), to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

This is a management proxy circular and proxies are solicited hereby by or on behalf of the management of the Corporation for use at the Meeting.  It is expected that the solicitation will primarily be by mail.  In addition to the use of mail, proxies may be solicited by personal interviews or by means of communication by directors, officers and employees of the Corporation who will not be remunerated therefor.  The cost of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy or voting instruction form (each referred to as a "Form of Proxy") are directors and/or officers of the Corporation.  A Shareholder has the right to appoint a proxy to represent him or her at the meeting, other than the persons whose names are printed in the accompanying Form of Proxy, by inserting the name of his or her chosen proxy in the blank space provided for that purpose in the Form of Proxy.  The completed Form of Proxy must be received (either directly or indirectly through a Shareholder's broker or other intermediary) by the Corporation's transfer agent, Computershare Trust Company of Canada, at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 48 hours before the meeting or any adjournment thereof.  The person so named as the proxy need not be a Shareholder.

The Form of Proxy must be signed by the Shareholder or by his or her attorney in writing or, if the Shareholder is a corporation, it must be either under its corporate seal or signed by a duly authorized officer.

A Shareholder who has given a proxy instrument may revoke it:

(a)

by completing a proxy instrument bearing a later date and depositing it with the Corporate Secretary of the Corporation; or

(b)

as to any matter on which a vote shall not have already been cast pursuant to the authority conferred by such proxy instrument, by signing a written notice or verification and delivering it to the Corporate Secretary of the Corporation or the Chairman of the Meeting; or

(c)

by attending the Meeting in person and personally voting the Common Shares represented by the proxy instrument; or

(d)

in addition to the revocation in any other manner permitted by law, a proxy may be revoked under subsection 148(4) of the Canada Business Corporations Act, by instrument in writing executed by the Shareholder or by his attorney in writing, (or if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof authorized in writing) to be deposited at either the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which time the proxy instrument is to be used, or with the Chairman of such Meeting on the day of the Meeting or adjournment thereof.

Exercise of Discretion of Proxies

The Common Shares represented by the enclosed Form of Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the Shareholder executing it and if such Shareholder indicates a choice with respect to any matter to be acted on at the Meeting, the Common Shares will be voted accordingly.  In the absence of such instructions, the Common Shares represented by the Form of Proxy will be FOR each matter for which no specification has been made.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting.  At the time of printing this Management Proxy Circular, management of the Corporation is not aware of any such amendments, variations or other matters.

Notice to Beneficial Owners

The information in this section is of significant importance to many shareholders as a substantial number of the shareholders do not hold Common Shares in their own name.  If you do not hold your Common Shares in your own name, you are considered a “Beneficial Owner”.  If your Common Shares are listed in an account statement provided to you by a broker, then in almost all cases those Common Shares will not be registered in your name on the records of the Corporation.  Those Common Shares will more likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms).  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Owner.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Applicable regulatory policy requires a broker/intermediary to seek voting instructions from their Beneficial Owners in advance of shareholders' meetings.  Every broker/intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Owners in order to ensure that their Common Shares are voted at the Meeting.  The purpose of a form of proxy supplied to a Beneficial Owner by their broker is limited to instructing the broker how to vote on behalf of the Beneficial Owner. A Beneficial Owner receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by the broker/intermediary well in advance of the Meeting in order to have the Common Shares voted. Beneficial Owners who receive forms of proxies or voting materials from organizations other than Investor Communications (“ADP”) should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

There are two kinds of Beneficial Owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Corporation has decided to directly deliver proxy-related materials to its NOBOs. As a result NOBOs will receive, with this Circular, a scannable Voting Instruction Form (VIF) prepared by the Corporation's transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case may be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate voting instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive. OBOs will receive their proxy-related material from their broker/intermediary or ADP and should complete and return such forms of proxy or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As of April 8, 2005 there were 38,832,962 Common Shares issued and outstanding.  Each holder of the Common Shares is entitled to one (1) vote at the Meeting for each Common Share registered in his or her name as at the close of business on April 8, 2005 (the "Record Date").  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote, shall have one (1) vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one Shareholder. On a ballot, every Shareholder present in person or by proxy has one (1) vote for each Common Share of which he or she is the registered holder. A Shareholder present in person or represented by proxy may demand a ballot either before or after any vote by show of hands. Only those Shareholders of record on the Record Date shall be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

(a)

such person transfers ownership of any of his or her Common Shares after the Record Date; and

(b)

the transferee of those Common Shares produces properly endorsed share certificate(s) or otherwise establishes his or her ownership of the Common Shares; and

(c)

the transferee of those Common Shares has demanded to the registrar and transfer agent of the Corporation, not later than ten (10) days before the Meeting, that his or her name be included on the Shareholders' list in which case the transferee shall be entitled to vote the transferred Common Shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the votes attached to Common Shares of the Corporation.

MATTERS TO BE ACTED ON AT THE MEETING

1.

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the year ending December 31, 2004, together with the Auditors' Report thereon (the "Financial Statements"), will be presented to the Shareholders at the Meeting.  The Financial Statements, which are contained in the Corporation's 2004 Annual Report, are being mailed to the Shareholders of record with this Management Proxy Circular. The Financial Statements are also available on the internet at the Corporation's website, www.gentryresources.com and under the Corporation's SEDAR profile at www.sedar.com.

2.

Election of Directors

The following directors were elected at the last annual and special meeting of the Shareholders of the Corporation held on May 28, 2004:  Hugh G. Ross, A. Bruce Macdonald, George T. Hawes, Michael Halvorson and Walter O'Donoghue.

The Corporation proposes that the Board of Directors be comprised of five (5) Directors.  Each Director elected will hold office until the next annual meeting of the Shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated by death, removal or other cause in accordance with the Articles of the Corporation.

Management does not contemplate that any of the nominees will be unable to serve as a Director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Form of Proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as Directors at their discretion.

The name, residence, position with the Corporation, principal occupation, date of appointment as a director and number of Common Shares (as well as options) beneficially owned, directly or indirectly, or over which control or direction is exercised, with respect to each of the five nominees as directors of the Corporation is as follows:

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
Hugh G. Ross Calgary, Alberta, Canada, President, CEO and Director	President and Chief Executive Officer of Gentry Resources Ltd.	Feb. 23, 1987	1,786,316(5) 168,651(5) 157,483(5)	332,500
A. Bruce Macdonald(1)(2)(4) Calgary, Alberta, Canada Director	President, Stoneyfell Investments Inc., a private oil & gas management consulting company	Nov. 13, 1995	249,250	207,500
George T. Hawes(1)(3) Plandome, New York, U.S.A. Director	President, G. T. Hawes & Co., Inc. a private real estate company	Dec. 3, 1999	472,700	100,000
Michael Halvorson(1)(2) Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital	Aug. 29, 1994	482,433	182,500
Walter O'Donoghue(3)(4) Calgary, Alberta, Canada Director	Former Partner, Bennett Jones LLP, a law firm	May 29, 1998	183,126	182,500

Notes:

(1)  Denotes member of Audit and Risk Management Committee.

(2)  Denotes member of Compensation and Human Resources Committee.

(3)  Denotes member of Corporate Governance Committee.

(4)  Denotes member of Reserve Evaluation Committee.

(5)  The 1,786,316 Common Shares are held directly by Mr. Ross. The 168,651 Common Shares are owned by Ross Resources Inc., a private company of which Mr. Ross owns 25%. The 157,483 Common Shares are owned by an associate of Mr. Ross.

The number of Common Shares and options to acquire Common Shares beneficially owned by the nominees for directors, directly or indirectly, is as of April 8, 2005 and is based on information filed on the System for Electronic Disclosure by Insiders at www.sedi.com.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the election of the nominees whose names are set forth below, all of whom are now members of the board of directors.

3.

Re-appointment and Remuneration of Auditors

At the Meeting, Shareholders will be asked to re-appoint Collins Barrow Calgary LLP, Chartered Accountants, as auditors for the Corporation until the next annual meeting of Shareholders at a remuneration to be fixed by the board of directors of the Corporation, upon recommendation of the Audit Committee.  Collins Barrow Calgary LLP were first appointed auditors of the Corporation in 1987.

Certain information regarding the Corporation's Audit Committee, including the fees paid to the auditors of the Corporation in the last two fiscal years, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's Annual Information Form for the year ended December 31, 2004, which is available on the internet at the Corporation's website at www.gentryresources.com and under the Corporation's SEDAR profile at www.sedar.com.

Except where authority to vote on the appointment and remuneration of the auditors is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the re-appointment of Collins Barrow Calgary LLP, Chartered Accountants, as auditors of the Corporation.

4.

Amendments to the Corporation's Stock Option Plan

The Corporation has instituted a stock option plan (the "Option Plan") pursuant to which eligible employees, officers, directors, and other service providers of the Corporation are entitled to receive options to acquire Common Shares.  For a further description of the Option Plan and limitations on the issuance of stock options thereunder, see "Executive Compensation - Stock Option Plan" below.  The current form of the Option Plan was approved by Shareholders at the Corporation's annual general and special meeting held on May 28, 2004.

The Option Plan currently provides that no more than 4,000,000 Common Shares may be reserved for issuance pursuant to the terms of the Option Plan, of which approximately 2,698,000 are subject to currently issued and outstanding options, 867,000 are no longer available as they have been exercised, and 435,000 are currently available for future grants of options. As a result of the Corporation having effectively exhausted the number of Common Shares that have been reserved for issuance under the Option Plan, the Corporation desires to reserve additional Common Shares for issuance under the Option Plan.

At the Meeting, Shareholders will be asked to approve a resolution authorizing an amendment to the Option Plan to replenish the number of Common Shares reserved and available for issuance under the Option Plan so that 5,000,000 Common Shares (which is equal to approximately 12.9% of the currently issued and outstanding Common Shares) are available for issuance under the Option Plan. The 5,000,000 Common Shares reserved and available for issuance will consist of (i) the 2,698,000 Common Shares reserved for issuance upon the exercise of options that, as of April 8, 2005, have already been granted and are still outstanding, (ii) the 867,000 Common Shares previously reserved for issuance under the Option Plan but which have been exercised and are no longer available for issuance, (iii) 435,000 Common Shares that, as of April 8, 2005 are still available for issuance upon the exercise of options granted in the future, and (iv) the 1,000,000 Common Shares which are the new, additional Common Shares being reserved for issuance upon the exercise of future grants of options.  Shareholders will be asked at the Meeting to ratify this amendment in the form of the resolution set forth in Schedule "B" to this Management Proxy Circular (the "Option Plan Amendment").  The effect of the Option Plan Amendment is that a number of Common Shares which is equal to approximately 10.6% of the Corporation's currently issued and outstanding Common Shares will be reserved and available for future issuance upon the exercise of options currently issued or to be issued by the Corporation.

The Option Plan Amendment has been submitted to the Toronto Stock Exchange (the “TSX”) for approval subject to the condition that Shareholders approve the same at the Meeting.  Therefore, at the Meeting, Shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to approve the Option Plan Amendment.

The proposed Option Plan Amendment has been approved by both a majority of the Corporation's directors and a majority of the Corporation's “unrelated” (ie. non-management) directors as required by the TSX. The ordinary resolution to approve the Option Plan Amendment must be passed by at least a majority of the votes cast by Shareholders in person or by proxy at the Meeting who vote in respect of the resolution. The full text of the proposed ordinary resolution to approve the Option Plan Amendment is set forth in Schedule "B" hereto.

The persons named in the accompanying Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote FOR the ordinary resolutions respecting the Option Plan Amendment.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

In accordance with applicable securities legislation, the Corporation had five (5) Named Executive Officers during the financial year ended December 31, 2004, namely its President and Chief Executive Officer, Hugh G. Ross, its Chief Operating Officer, R. Gordon McKay, its Chief Financial Officer, Vice President, Finance, and Secretary/Treasurer, Ketan Panchmatia, its Vice President, Operations, Robert Poole, and its Vice President, Exploration, George Magarian. Hugh Ross and Gordon McKay have served in that capacity during each of the last five (5) financial years of the Corporation.  Ketan Panchmatia has served as Chief Financial Officer and Secretary/Treasurer during each of the last five (5) financial years and has served as Vice President, Finance since May 25, 2001. Robert Poole and George Magarian were appointed to their positions on December 16,  2004.

The following table sets forth the annual, long term and other compensation earned by each of the Named Executive Officers from the Corporation for each of the last three (3) financial years ended December 31, 2004, 2003 and 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation (1)
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Common Shares/ Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)(5)
Hugh G. Ross, President & CEO(2)	2004	207,750	50,000	14,768	200,000	Nil	Nil	10,388
	2003	198,750	33,800	10,609	50,000	Nil	Nil	9,938
	2002	190,250	38,000	8,174	Nil	Nil	Nil	Nil
R. Gordon McKay, COO	2004	161,500	24,000	1,477	75,000	Nil	Nil	8,075
	2003	155,250	21,700	242	50,000	Nil	Nil	7,763
	2002	148,500	26,000	837	Nil	Nil	Nil	Nil
Ketan Panchmatia, Vice President, Finance, Secretary/ Treasurer & CFO	2004	142,500	35,500	1,401	75,000	Nil	Nil	7,125
	2003	136,500	23,200	384	50,000	Nil	Nil	6,825
	2002	129,000	23,000	636	Nil	Nil	Nil	Nil
Robert Poole, Vice President, Operations(3)	2004	129,750	39,000	1,110	75,000	Nil	Nil	6,488
	2003	124,500	21,200	81	40,000	Nil	Nil	6,225
	2002	117,500	22,000	Nil	10,000	Nil	Nil	Nil
George Magarian, Vice President, Exploration(4)	2004	129,000	26,000	1,110	75,000	Nil	Nil	6,450
	2003	124,500	16,200	28	40,000	Nil	Nil	6,225
	2002	118,750	22,000	Nil	20,000	Nil	Nil	Nil

Notes:

(1)

The Corporation has not issued any stock appreciation rights, restricted Common Shares or restricted share units; does not have any long-term incentive plans ("LTIP") nor made any similar payments; and does not have any pension or retirement plans.

(2)

Mr. Ross, as a director of the Corporation, also received certain director's fees during the financial years ended December 31, 2004, 2003 and 2002.  See "Compensation of Directors".

(3)

Mr. Poole was appointed Vice President, Operations effective December 16, 2004. Prior to December 16, 2004, Mr. Poole was the Operations Manager of the Corporation.

(4)

Mr. Magarian was appointed Vice President, Exploration effective December 16, 2004. Prior to December 16, 2004, Mr. Magarian was the Exploration  Manager of the Corporation.

(5)

Represents the value of the Corporation's contributions to the Employee Share Ownership Plan on behalf of the Named Executive Officer. See "Employee Share Ownership Plan" below.

Stock Option Plan

The Corporation has instituted the Option Plan pursuant to which options to purchase Common Shares ("Options") may be granted to directors, officers and employees of the Corporation. The Option Plan is intended to provide the Corporation with the ability to issue options to provide the employees, officers, directors, and other service providers of the Corporation with long term equity based performance incentives, which are a key component of the Corporation's executive compensation strategy.  The Corporation believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to the enhancement of shareholder value.  This is accomplished through the use of stock options whose value over time is dependent on market value.  No financial assistance is provided by the Corporation for any optionees to facilitate the exercise of any stock options or the acquisition of any Common Shares pursuant to any exercise of any stock options.

A total of 4,000,000 Common Shares are currently reserved for the issuance upon the exercise of Options issued pursuant to the Option Plan, representing 10% of the currently issued and outstanding Common Shares, and 2,698,000 Options to acquire Common Shares are outstanding, representing 7% of the currently issued and outstanding Common Shares. Options representing 867,000 Common Shares reserved for issuance have been previously exercised and are not currently available for future issuance, leaving 435,000 Common Shares (representing approximately 1% of the issued and outstanding Common Shares) reserved and available for issuance upon the exercise of Options that may be granted in the future. At the Meeting, Shareholders are being asked to approve an amendment to the Option Plan to increase the number of Common Shares reserve for issuance under the Option Plan to 5,000,000 as further described under “Matters to be Acted Upon at the Meeting – Amendments to the Corporation's Stock Option Plan”.

The total number of Common Shares which may be granted to any optionee under the Option Plan shall not exceed 5% of the issued and outstanding Common Shares.  The maximum number of Common Shares which may be reserved for issuance to insiders of the Corporation under the Option Plan may not exceed 10% of the issued and outstanding Common Shares. No Options may be granted if such grant could result in the issuance to insiders of the Corporation, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares. Additionally, no Options may be granted if such grant could result in the issuance to any one insider and such insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares.

The Option Plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Corporation. This committee has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will be exercisable.  However, Options may be exercisable for a maximum of ten calendar years from the date of grant and the exercise price of such Options may not be lower than the market price of the Common Shares on the business day prior to the date of grant.

Subject to a resolution passed by the directors stating otherwise, an Option shall terminate immediately upon the optionholder ceasing to be a director, officer or employee of the Corporation.  Notwithstanding the foregoing, if the optionholder's employment by the Corporation is terminated without cause, the Options may be exercised by the optionholder within 90 days of the date of termination of employment or directorship of such individual, as long as the Options do not expire by such time and have vested in accordance with their terms.  If the optionholder's employment is terminated by the optionholder for "Good Reason" (as defined in the Option Plan), or an optionholder retires, the Options may be exercised by such optionholder within 180 days of such termination of employment or retirement, as long as the Options do not expire by such time and have vested in accordance with their terms. Upon the death of an optionholder, the options may be exercised by the optionholder's legal representative within one year after the date of death.  The Option Plan contains standard adjustment and anti-dilution provisions in the event of a merger, amalgamation, arrangement or sale of all or substantially all of the assets of the Corporation, or if there is a subdivision, consolidation or reclassification of the Common Shares.  Additionally, the Option Plan provides for the acceleration of the vesting period for any Options granted if a take-over bid is made for the Common Shares.

The Option Plan states that the Board of Directors may amend the Option Plan at any time.  Any amendment to the Option Plan is subject to the prior approval of the TSX, and no amendment may be made to the Option Plan or an Option granted under the Option Plan that would alter or impair any previously granted Options, without the prior written consent of the Option holder.  The Board of Directors may terminate the Option Plan at any time and upon notification of such termination each Option shall vest and become exercisable for a period of 30 days.

As of December 31, 2004 there were a total of 2,995,000 Options outstanding under the Option Plan at exercise prices ranging from $0.45 to $2.75 (with a weighted average exercise price of $1.49) and expiration dates ranging from June 18, 2006 to March 13, 2011. As of December 31, 2004, a total of 1,636,655 of these outstanding Options with an average exercise price of $0.95 were exercisable.  For additional information regarding the Option Plan and outstanding Options as at December 31, 2004, see Note 9(c) to the Corporation's audited consolidated financial statements for the year ended December 31, 2004.  No Options were repriced in the 2004 fiscal year.

Options Granted During the Most Recently Completed Financial Year

The following Options were granted to Named Executive Officers by the Corporation during the financial year ended December 31, 2004:

Name	Common Shares Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Common Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Common Share)	Expiration Date(1)
Hugh G. Ross	200,000	18.8%	$2.30	$2.30	August 31, 2009
R. Gordon McKay	75,000	7.0%	$2.30	$2.30	August 31, 2009
Ketan Panchmatia	75,000	7.0%	$2.30	$2.30	August 31, 2009
Robert Poole	75,000	7.0%	$2.30	$2.30	August 31, 2009
George Magarian	75,000	7.0%	$2.30	$2.30	August 31, 2009

Note:

(1)

These Options were granted on August 31, 2004. 33% of these Options vested on February 28, 2005, 33% of these Options are scheduled to vest on February 28, 2006 and 33% of these Options are scheduled to vest on February 28, 2007.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information concerning options exercised during the financial year ended December 31, 2004 and the value of unexercised options as at December 31, 2004:

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at December 31, 2004 ($) Exercisable/Unexercisable
Hugh G. Ross	275,000	424,250	115,834/216,666	306,468/273,832
R. Gordon McKay	25,000	54,500	108,334/91,666	283,668/125,082
Ketan Panchmatia	125,000	207,500	108,334/91,666	283,668/125,082
Robert Poole	Nil	N/A	136,667/88,333	334,434/117,916
George Magarian	15,000	13,350	111,667/88,333	253,034/117,916

The value of the unexercised options at December 31, 2004 was based on the closing price of the Common Shares on the Toronto Stock Exchange as at December 31, 2004, being $3.49.

Employee Share Ownership Plan

The Corporation has instituted an Employee Share Ownership Plan ("ESOP") effective January 1, 2003 in which all employees of the Corporation resident in Canada, including the Named Executive Officers, are eligible to participate after six months' employment with the Corporation.  The Corporation matches the employee's contribution in an amount not exceeding 5% of the employee's annual salary, excluding any bonuses or other payments, perquisites or benefits. Both the employee's and the Corporation's contributions are invested exclusively in treasury Common Shares of the Corporation thereby aligning the interests of employees with those of the Shareholders. The Common Shares are issued on a monthly basis at the weighted average trading price on the TSX for the month in which they are purchased. The value of the Corporation's contributions to the ESOP on behalf of the Named Executive Officers is disclosed in the "All Other Compensation" column in the Summary Compensation Table above.

A total of 500,000 Common Shares are currently reserved for issuance under the ESOP, representing 1.3% of the currently issued and outstanding Common Shares, and 154,611 Common Shares have been issued to date under the ESOP, representing 0.4% of the issued and outstanding Common Shares. As of April 8, 2005 there were a total of 345,389 Common Shares reserved and available for future issuance under the ESOP, representing 0.9% of the issued and outstanding Common Shares.

The ESOP states that the number of Common Shares reserved for issuance under the ESOP and any other share compensation arrangement of the Corporation (currently being only the Option Plan) shall not, without the approval of Shareholders, exceed, in the aggregate, 10% of the number of Common Shares outstanding at such time. The ESOP states that the Board of Directors may amend the ESOP at any time.  Any amendment to the ESOP is subject to the prior approval of the TSX, and no amendment may be made to the ESOP that would alter or impair any previously issued Common Shares purchase under the ESOP, without the prior written consent of the employee.  The Board of Directors may terminate the ESOP at any time. The eligibility to purchase Common Shares under the ESOP shall terminate immediately upon the employee ceasing to be employed by the Corporation. The ESOP is administered by the Compensation and Human Resources Committee of the Board of Directors of the Corporation.

Termination of Employment, Change-in-Control and Employment Contracts

The Corporation has no employment contracts with any employees, including any Named Executive Officers, respecting the resignation, retirement or other termination of employment of any employees, including any Named Executive Officers, or a change-in-control of the Corporation.

The Corporation has implemented an Employment Termination Compensation Plan effective January 1, 2002 (the "Plan") which provides that in the event of a change-in-control of the Corporation each employee of the Corporation, including Named Executive Officers, shall be entitled to specified compensation for the termination of his employment by the Corporation without "just cause" (as defined in the Plan) or by the employee for "good reason" (as defined in the Plan) within a period of six (6) months after the date of a change-in-control.

The specific formula to calculate the Notice Period contemplated in the Employment Termination Compensation Plan is based on the number of years an employee has been with the Company and the employee's compensation level, as follows:

Notice Period = Number of Years of Service + (Annual Compensation/$10,000)

2

The Notice Period, in months, is multiplied by the monthly compensation (calculated by dividing the annual compensation of the employee by 12) and that is the Compensation Amount.  The following exceptions apply to the Compensation Amount:

a)

For the officers of the Corporation, including the Executive Officers, the Notice Period shall be increased by four months;

b)

For employees of the Corporation (other than the Executive Officers and any other officers of the Corporation) who are members of recognized professional associations and/or licensing or governing bodies, the Notice Period shall be increased by two months;

c)

For the incumbent President and Chief Executive Officer of the Corporation, the Notice Period shall not be less than 30 months; and

d)

For the incumbent Vice-Presidents of the Corporation, the Notice Period shall not be less than 24 months.

None of the Executive Officers are entitled to more than 30 months or 24 months compensation, as applicable. Annual compensation includes the annual salary payable, any  additional salary, wages or bonus, contributions made by the Corporation on behalf of the employee pursuant to the ESOP, any employee pension plan or registered retirement savings plan contributions of the Corporation, the Canada Pension Plan contributions of the Corporation, any car, location or travel allowance(s) payable to the employee, the value of any the imputed interest on any outstanding loans payable by the employee to the Corporation which are non-interest bearing and any other incentive compensation payment(s) by the Corporation to the employee for the year.

As used in the Plan, "change-in-control" of the Corporation means any change in the registered holdings and/or beneficial ownership of the Common Shares as a result of which a person or a group of persons or persons acting jointly or in concert or persons associated or affiliated with any such person(s) or group(s) within the meaning of the Canada Business Corporations Act are in a position to exercise effective control of the Corporation, provided that any such person(s) or group(s) directly or indirectly holding and/or owning and/or controlling Common Shares of the Corporation in excess of the number that would entitle such person(s) to cast more than 50% of the votes attaching to all Common Shares of the Corporation that may be cast to elect directors of the Corporation shall be deemed to be in a position to exercise effective control of the Corporation.

Under the Plan, termination of employment includes the occurrence of the following after a change-in-control:

(a)

any material change in the employee's office or employment;

(b)

any material change in the nature or scope of duties;

(c)

any requirement without the employee's agreement to change his place of employment;

(d)

any reduction in the employee's remuneration;

(e)

any withdrawal of benefits or privileges of employment; or

(f)

any exclusion from any incentive compensation plans in which employee was a participant.

The Plan is not in substitution for, or replacement of, any additional or other compensation to which an employee, including any Named Executive Officer, may be entitled under statute or common law and no legal rights of any employee, including any Named Executive Officer, are adversely affected by the Plan.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee of the Board of Directors of the Corporation (the "Committee") annually reviews, considers and makes recommendations respecting the compensation philosophy and remuneration policy of the Corporation for consideration by the Board of Directors of the Corporation.  Among its specific responsibilities, the Committee reviews, considers and recommends for approval:

(a)

the compensation philosophies and remuneration policies of the Corporation;

(b)

the recommendations of senior management of the Corporation respecting the compensation, including salaries, stock option grants, benefits and perquisites, of the Named Executive Officers and other key employees of the Corporation;

(c)

the annual performance objectives for, and the performance appraisal of, the President and Chief Executive Officer of the Corporation;

(d)

any amendments to the provisions of the employee share ownership plan, the Option Plan and the benefit programs of the Corporation; and

(e)

the compensation of the Board of Directors and its committees, including the granting of stock options to directors of the Corporation.

The Committee is comprised of two (2) members of the Board of Directors.  The Committee generally meets three (3) times annually.  The members of the Committee during 2004 were Michael Halvorson and A. Bruce Macdonald.

No executive officer of the Corporation serves on the Committee or is a director of a company of which a member of the Committee or a director of the Corporation is an executive officer.

Report on Executive Compensation

The objective of the Corporation's executive compensation program is to reward executive officers for corporate performance and personal performance and contributions to the achievement of corporate goals and objectives.  The executive compensation program is designed to attract and retain executive officers with superior technical and leadership skills, align the interests of executive officers with those of the Shareholders and otherwise create a corporate environment where executive officers are committed to the short term and long term success of the Corporation.

The Corporation compares its executive compensation program and practices to a self-selected group of comparable junior oil and gas companies that compete in the Canadian oil and gas industry which is subject to occasional change as competitors change their focus, merge or are acquired or as new competitors emerge.

The Corporation provides market-based salaries, stock option awards and competitive benefits and perquisites to executive officers.

The Corporation's executive compensation program consists of the following components:

(1)

Market-Based Salary

This component is based on competitive salaries in the Canadian oil and gas industry for comparable positions.  The salary level is determined by personal performance, contributions to the achievement of corporate goals and objectives and corporate, industry and professional experience.  Salaries are targeted at the comparable median salaries of oil and gas industry competitors.

(2)

Stock Options

The Corporation provides stock option awards to more closely align the interests of executive officers with those of the Shareholders, enhance Shareholder value, influence long term goals, objectives and efforts of executive officers and otherwise provide competitive compensation.  The granting of stock option awards to Named Executive Officers and other key employees of the Corporation is dependent upon corporate performance and personal performance and contributions to the achievement of corporate goals and objectives.  It is the intention that executive officers have the opportunity to realize a substantial portion of their overall long-term compensation as a result of enhancing shareholder value and that overall compensation be competitive.  By using stock options as a key form of incentive compensation for executive officers, increases or decreases in executive officer compensation shall be determined by overall corporate performance, which is generally reflected in the price of the Common Shares.

(3)

Benefits and Perquisites

This component consists of life insurance, health plans and employee share ownership plan contributions, which are provided to the Named Executive Officers and all other employees of the Corporation.  In addition, certain club memberships are provided to Named Executive Officers.

The President and Chief Executive Officer establishes specific goals and objectives based on the strategy and plans of the Corporation, which goals and objectives are approved by the Board of Directors annually, and reports regularly to the Board of Directors on his progress in accomplishing such goals and objectives.

The Committee's continuing objective and mandate in 2005 is to further ensure the Corporation's executive compensation program directly influences and further improves executive performance and efforts in the achievement of corporate and personal performance goals and objectives.

On behalf of all of the members of the Committee, being Michael Halvorson and A. Bruce Macdonald.

Performance Graph and Table

The following graph and table show changes during the last five (5) years in the value of $100.00 invested on December 31, 1999 in the Common Shares, the S&P/TSX Composite Index and the S&P/TSX Energy Index as at December 31, 2004:

	Dec. 31/99	Dec. 31/00	Dec. 31/01	Dec. 31/02	Dec. 31/03	Dec. 31/04
Common Shares	$100	$167	$354	$359	$508	$895
S&P/TSX Composite Index	$100	$107	$94	$82	$104	$119
S&P/TSX Energy Index	$100	$146	$155	$172	$213	$274

Compensation of Directors

The directors of the Corporation were paid an annual fee of $12,500 by the Corporation for services in their capacity as directors of the Corporation during the financial year ended December 31, 2004.  Directors also received $1,250 per board meeting, $625 per committee meeting for in-town directors and $1,250 per committee meeting for out-of-town directors. Committee chairs received a further $500 per committee meeting.

Management Services Contracts

Hawkeye Resources Ltd. provides certain management services to the Corporation. Pursuant to a Consulting Agreement with the Corporation effective January 1, 1999, it received consulting fees in the aggregate amount of $77,250 during the financial year ended December 31, 2004.

A. Bruce Macdonald, a director of the Corporation, is a shareholder, director and officer of Hawkeye Resources Ltd., which provides management advisory and consulting services to the Corporation and its officers and management.  These management services are in addition to Mr. Macdonald's duties and responsibilities to the Corporation in his capacity as a director of the Corporation.

Stock Options Granted to and Exercised by Directors

The following stock options were granted to the directors of the Corporation during the financial year ended December 31, 2004.

Name of Optionee	Securities under Options Granted	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date(1)`
Hugh G. Ross	200,000	18.8%	$2.30	$2.30	August 31, 2009
A. Bruce Macdonald	50,000	4.7%	$2.30	$2.30	August 31, 2009
Michael Halvorson	50,000	4.7%	$2.30	$2.30	August 31, 2009
Walter O'Donoghue	50,000	4.7%	$2.30	$2.30	August 31, 2009
George T. Hawes	50,000	4.7%	$2.30	$2.30	August 31, 2009

Note:

(1)

These Options were granted on August 31, 2004. 33% of these Options vested on February 28, 2005, 33% of these Options are scheduled to vest on February 28, 2006 and 33% of these Options are scheduled to vest on February 28, 2007.

The following stock options were exercised by directors of the Corporation during the financial year ended December 31, 2004.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at Financial Year End ($) Exercisable/Unexercisable
Hugh G. Ross	275,000	424,250	115,834/216,666	306,468/273,832
A. Bruce Macdonald	Nil	N/A	140,834/66,666	374,467/95,333
Michael Halvorson	50,000	84,000	115,834/66,666	306,467/95,333
Walter O'Donoghue	Nil	N/A	115,834/66,666	306,467/95,333
George T. Hawes	Nil	N/A	158,334/66,666	435,667/95,333

Options Outstanding in Favour of Directors as at December 31, 2004

The following options to acquire Common Shares were held by directors of the Corporation as at December 31, 2004:

Name of Optionee	Date of Granting	Number of Common Shares	Exercise Price	Expiry Date
Hugh G. Ross	February 16, 2000	32,500	$0.45	February 16, 2010
	March 13, 2001	50,000	$0.77	March 13, 2011
	April 24, 2003	50,000	$1.34	April 24, 2008
	August 31, 2004	200,000	$2.30	August 31, 2009
A. Bruce Macdonald	February 16, 2000	32,500	$0.45	February 16, 2010
	March 13, 2001	75,000	$0.77	March 13, 2011
	April 24, 2003	50,000	$1.34	April 24, 2008
	August 31, 2004	50,000	$2.30	August 31, 2009

Name of Optionee	Date of Granting	Number of Common Shares	Exercise Price	Expiry Date
Michael Halvorson	February 16, 2000	32,500	$0.45	February 16, 2010
	March 13, 2001	50,000	$0.77	March 13, 2011
	April 24, 2003	50,000	$1.34	April 24, 2008
	August 31, 2004	50,000	$2.30	August 31, 2009
Walter O'Donoghue	February 16, 2000	32,500	$0.45	February 16, 2010
	March 13, 2001	50,000	$0.77	March 13, 2011
	April 24, 2003	50,000	$1.34	April 24, 2008
	August 31, 2004	50,000	$2.30	August 31, 2009
George T. Hawes	February 16, 2000	75,000	$0.45	February 16, 2010
	March 13, 2001	50,000	$0.77	March 13, 2011
	April 24, 2003	50,000	$1.34	April 24, 2008
	August 31, 2004	50,000	$2.30	August 31, 2009

Directors and Officers Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the directors and officers of the Corporation, its subsidiaries, and affiliates. The Corporation pays the annual premium of $43,000.  The aggregate insurance coverage is to a limit of $10,000,000 per year and $10,000,000 per loss, with no deductible with respect to a claim by a director or officer, but subject to a deductible of $100,000 for each claim by the Corporation.  No portion of the premium is paid by any of the directors or officers of the Corporation, its subsidiaries, or affiliates.

Indebtedness of Directors and Officers

None of the directors or officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2004, the number of Common Shares (being the only current equity securities of the Corporation) which are authorized for issuance with respect to compensation plans.  For a description of the Corporation's stock option plan and employee share ownership plan, see "Executive Compensation – Stock Option Plan" and "– Employee Share Ownership Plan" above.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,995,000	$1.49	510,000(1) 355,117(2)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	2,995,000	$1.49	865,117

Notes:

(1)

Represents Common Shares available for future issuance under the Corporation's stock option plan as of December 31, 2004.

(2)

Represents Common Shares available for future issuance under the Corporation's employee share ownership plan as of December 31, 2004.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, none of the directors, proposed directors or officers of the Corporation, or any associate or affiliate of such person has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Corporation or its subsidiaries, except as described elsewhere in this Management Proxy Circular.

CORPORATE GOVERNANCE

The Toronto Stock Exchange Committee on Corporate Governance in Canada has previously issued a series of proposed guidelines for effective corporate governance (the "TSX Report").  The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and the education of board members.  The Toronto Stock Exchange (the "TSX") has adopted, as a listing requirement, the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with specific reference to each of the guidelines contained in the TSX Report.  The following and Schedule “A” to this Management Proxy Circular describe the Corporation's approach to corporate governance in relation to the guidelines contained in the TSX Report.

Composition of the Board of Directors

The Board of Directors has determined that of its five (5) director nominees, three (3) are unrelated directors. An unrelated director is defined as one who is independent of management and is free from any interests or any business or other relationships that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.  The related directors are Hugh G. Ross and A. Bruce Macdonald.

Committees of the Board of Directors

The Board of Directors has appointed four (4) committees, the Audit and Risk Management Committee, the Compensation and Human Resources Committee, the Corporate Governance Committee, and the Reserve Evaluation Committee.  The Audit and Risk Management Committee is comprised of three (3) members, the majority of which are unrelated directors, and monitors audit functions and the preparation of financial statements and discusses with management and the independent auditors all significant accounting matters.  The Compensation and Human Resources Committee is comprised of two (2) directors, one of whom is unrelated, who make recommendations to the Board of Directors respecting the compensation of directors, officers and employees and the granting of stock options to directors, officers and employees of the Corporation.  The Corporate Governance Committee is comprised of two (2) unrelated directors who monitor and make recommendations to the Board of Directors respecting its corporate governance processes and practices.  The Reserve Evaluation Committee is comprised of two (2) directors, one of whom is unrelated, and is charged with reviewing the year-end Reserve Evaluation Report and making recommendations on its acceptance to the Board of Directors.

Mandate and Responsibility of the Board of Directors

The Board of Directors is responsible for the stewardship of the Corporation through consultation with management and generally manages the business and affairs of the Corporation.  In the area of strategic planning, the management of the Corporation provides an operational analysis of the Corporation to the Board of Directors on a regular basis.  In connection therewith, the Board of Directors discusses various strategic planning matters and identifies business risks associated with the activities of the Corporation, as it considers appropriate, including an analysis and discussion of whether these systems and techniques proposed by management to manage these risks are adequate.

Shareholder Communications

The Corporation communicates regularly with its Shareholders and the President & CEO spends a significant portion of his time in shareholder relations, as do other directors and senior management to a lesser degree.  This includes published communications, meeting with investors, analysts, and investment Corporation managers with respect to financial results and other announcements of the Corporation, as well as meetings with individual investors and Shareholders.  Any significant Shareholder concerns are reported regularly to the Board of Directors.

Expectations of Management

As part of the Corporation's annual budgeting process, the Board of Directors expectations of management over the next year are discussed and specified.  The President & CEO and other members of senior management review the Corporation's progress at Board of Directors meetings.  These reviews report on strategic, operational and financial issues facing the Corporation.

The Board of Directors believes that it and its committees carry out effective governance of the Corporation's affairs. The Board of Directors will continue to review the Corporation's governance practices, particularly in relation to the TSX Report, and will make changes as required.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or any proposed nominee for election as a director, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

ADDITIONAL INFORMATION

The Corporation regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis ("MD&A") and other important information with the securities commissions or similar authorities in each of its reporting provinces in Canada.  Financial information of the Corporation is contained in the audited and consolidated comparative financial statements and MD&A of the Corporation for the year ended December 31, 2004. Copies of such documents are available through the Internet on the Corporation's profile at www.sedar.com or may be obtained on request and without charge from the Corporate Secretary of the Corporation, at Suite 2500, Hanover Place, 101 – 6th Avenue S.W., Calgary, Alberta, T2P 3P4, Telephone (403) 264-6161.

OTHER MATERIAL FACTS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

APPROVAL OF CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

"Ketan Panchmatia"

Chief Financial Officer, Vice-President, Finance and Secretary/Treasurer

Dated at Calgary, Alberta on April 8, 2005.

SCHEDULE "A"

GENTRY RESOURCES LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange Corporate Governance Disclosure Guidelines	Does the Board satisfy the Guidelines?	Board's Comments
1) The Board should assume responsibility for stewardship of the Corporation and specifically for:
(a) adoption of a strategic planning process	Yes	The Board meets annually to discuss corporate strategy. The Board provides guidance and direction to management for the development of corporate strategy.
(b) identification of principal risks and implementing risk management systems	Yes	The Board reviews the Corporation's risk management and insurance program and hedging policies and transactions.
(c) succession planning and monitoring senior management	Yes	The Board has discussed succession planning and monitors senior management.
(d) communications policy	Yes

The Board has mandated effective communication between the Corporation, its stakeholders and the public.  Senior management has a mandate to maintain a positive image of the Corporation for the oil and gas industry, Shareholders, governments and the public.

(e) integrity of internal control and management information systems	Yes

The Board has, through its committees, established a means for monitoring the implementation of corporate strategy.  Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the following areas:

Compensation and Human Resources: employment and remuneration.
Audit and Risk Management: financial reporting and disclosure compliance, and external audit functions and processes.
Corporate Governance: corporate governance practices. Reserve Evaluation: oil and gas reserves.
2) Majority of directors should be unrelated	Yes	Hugh G. Ross, President and Chief Executive Officer and A. Bruce Macdonald, are the only directors who are related.

3) Disclosure for each director whether he or she is related or unrelated and how that conclusion was reached	Yes	Hugh G. Ross	Related	President and Chief Executive Officer of the Corporation.
A. Bruce Macdonald	Related	Shareholder, director and officer of Hawkeye Resources Ltd., which has entered into a Consulting Agreement effective January 1, 1999 with the Corporation.

Of the remainder of the proposed nominees for election as directors and the appointed directors, none of them or their associates have been employed by the Corporation, have material contracts with the Corporation or have received material remuneration from the Corporation other than directors fees and stock option grants.

Michael Halvorson	Unrelated
Walter O'Donoghue	Unrelated
George T. Hawes	Unrelated

4) (a) Appoint a committee responsible for the assessment of directors	Yes	The Corporate Governance Committee and Board assess the contributions of directors.
(b) which is composed exclusively of non-management directors, the majority of whom are unrelated	Yes	The Corporate Governance Committee is composed exclusively of non-management and unrelated directors.
5) Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes	The Board monitors the quality of the relationship between management and the Board and its committees and recommends improvements.
6) Provide orientation and continuing education programs for new and existing directors	No	The Corporate Governance Committee has not yet implemented director orientation and continuing education programs.
7) Consider reducing the size of the Board with a view to improving effectiveness	Yes

A board of directors must have enough members to enable it to carry out its duties and responsibilities efficiently and effectively while presenting a diversity of views, skills and experience. The Board reviews the contributions of the directors and considers whether the current size of the Board promotes effectiveness and efficiency and has concluded that it does.

8) Review compensation of directors in light of risks and responsibilities.	Yes	The Compensation and Human Resources Committee is mandated to annually review and recommend to the Board for approval the remuneration of directors.
9) (a) Committees should generally be composed of non-management directors	Yes	Each committee is composed solely of non-management directors.
(b) Majority of committee members should be unrelated	No	One of the two Compensation and Human Resources Committee members is related, and one of the two Reserve Evaluation Committee members is related.

10) Appoint a committee responsible for the approach to corporate governance issues	Yes	The Board has constituted a Corporate Governance Committee.
11) (a) Define limits to management's responsibilities by developing mandates for:
(i) the Board	Yes

While the Board and each of its committees have adopted specific mandates or terms of reference, the Board retains plenary power and the duty and responsibility to manage the business and affairs of the Corporation.  The Board delegates specific duties and responsibilities to Board committees and senior management and imposes corresponding expenditure and other limitations.  Any duty or responsibility that is not delegated to senior management or a Board committee remains with the Board.

(ii) the Chief Executive Officer	Yes	The Chief Executive Officer's objectives constitute an annual mandate. These objectives include the general mandate to maximize shareholder value.
(b) Board should approve the Chief Executive Officer's corporate objectives	Yes	The Board annually reviews the Chief Executive Officer's objectives, which are considered and approved by the Board.
12) Establish procedures to enable the Board to function independently of management	Yes	The Board may meet without management in attendance. The Board does not have a chairperson. Each of the Committees has a chairperson.
13) (a) Establish an Audit Committee with a specifically defined mandate	Yes

A specific mandate and terms of reference have been established for the Audit and Risk Management Committee and it is generally mandated to review external audit functions and review quarterly financial statements, review press releases on financial results, review the management discussion and analysis in the Annual Report, and meet with the external auditors.

(b) all members of which should be non-management directors	Yes	All of the members of the Audit and Risk Management Committee are non-management directors.
14) Implement a system to enable individual directors to engage external advisers at the Corporation's expense	Yes	At the Corporation's expense, individual directors can engage external advisors in connection with such directors' responsibilities as a member of the Board or its committees.

SCHEDULE "B"

Ordinary Resolutions of the Shareholders
of
Gentry Resources Ltd.
(the "Corporation")

RE:

AMENDMENT TO THE AMENDED AND RESTATED STOCK OPTION PLAN

WHEREAS the Corporation has implemented a stock option plan (as amended and restated) for its employees, officers, directors and other service providers (the "Option Plan");

AND WHEREAS the number of common shares of the Corporation (the "Common Shares") reserved for issuance under the Option Plan is 4,000,000 of which, as at April 8, 2005, (i) 2,698,000 Common Shares were available for issuance upon the exercise of previously granted and outstanding options, (ii) 435,000 Common Shares were reserved and available for future issuance upon the exercise of stock options to be granted in the future, and (iii) 867,000 Common Shares are no longer available for future issuance as the corresponding stock options have been exercised;

AND WHEREAS the Corporation desires to increase the number of Common Shares reserved and available for issuance under the Option Plan in order to permit it to continue to grant stock options to its employees, officers, directors and other service providers;

BE IT RESOLVED THAT:

1.

the Option Plan be further amended to increase the total number of Common Shares which are reserved and available for future issuance to 5,000,000, consisting of (i) the 2,698,000 Common Shares reserved for issuance upon the exercise of options that, as of April 8, 2005, have already been granted and are still outstanding, (ii) the 867,000 Common Shares previously reserved for issuance under the Option Plan but which have been exercised and/or cancelled and are no longer available for issuance, (iii) 435,000 Common Shares that, as of April 8, 2005 are still available for issuance upon the exercise of options granted in the future, and (iv) the 1,000,000 Common Shares which are the new, additional Common Shares being reserved for issuance upon the exercise of future grants of options (the "Option Plan Amendment");

2.

any one or more officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation, under the seal of the Corporation or otherwise, to execute and deliver any and all agreements, documents, certificates, declarations, notices and other instruments in writing respecting the Option Plan and/or Option Plan Amendment and to do any and all other acts and things, as may in the opinion of such officer(s) or director(s), be necessary, desirable or advisable in order to give effect to the Option Plan and/or Option Plan Amendment or these resolutions, such execution and delivery by such officer(s) or director(s) to be conclusive approval of the same by the Shareholders of the Corporation, including compliance with all securities laws, rules and regulations and stock exchange policies, bylaws and regulation.

Gentry Resources Ltd.

2500, 101 – 6th Avenue S.W.

Calgary, Alberta, Canada

T2P 3P4

Phone: (403) 264-6161

Fax: (403) 266-3069

www.gentryresources.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 20, 2005

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders of common shares (the "Shareholders") of GENTRY RESOURCES LTD. (the "Corporation"), will be held in the Stephen Room, at the Hyatt Hotel, 7th Avenue and Centre Street S.W., Calgary, Alberta, on Friday, May 20, 2005 at 10:30 a.m. for the following purposes:

1.

to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2004, together with the auditors' report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to re-appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

to consider and, if thought fit, to pass an ordinary resolution to approve an amendment to the Corporation's stock option plan; and

5.

to transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.  The consolidated financial statements of the Corporation for the year ended December 31, 2004, including the auditors' report thereon, are included in the Corporation's Annual Report which is being mailed with this Notice.

If you are unable to attend the Meeting in person, please read the instructions accompanying the form of proxy or voting instruction form (each referred to as a "Form of Proxy") enclosed herewith and then complete and return the Form of Proxy or, if provided for on the Form of Proxy, vote by telephone or the internet in the manner set forth on the Form of Proxy.  In order to be valid and acted upon at the Meeting, the Form of Proxy must be received (either directly or indirectly through a Shareholder's broker or other intermediary) by the Corporation's transfer agent, Computershare Trust Company of Canada, at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 48 hours before the Meeting or any adjournment thereof.

The enclosed Form of Proxy is solicited by management of the Corporation, but you may amend it, if you so desire, by inserting in the space provided the name of the person you wish to represent you at the Meeting.

Only those Shareholders of record at the close of business on April 8, 2005 will be entitled to vote, except to the extent that such person transfers ownership of any of his or her common shares of the Corporation (the "Common Shares") after the Record Date and the transferee Shareholder establishes his ownership to the Common Shares and has demanded to the registrar and transfer agent of the Corporation not later than ten (10) days before the Meeting that his name be included on the list of Shareholders, in which case the transferee will be entitled to vote the transferred Common Shares at the Meeting.

DATED at Calgary, Alberta this 8th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF GENTRY RESOURCES LTD.

"Ketan Panchmatia"

Vice-President, Finance, Chief Financial Officer, and Secretary/Treasurer

GENTRY RESOURCES LTD.

Computershare

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Form of Proxy - Annual and Special Meeting to be held on May 20, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 10:30 am, Mountain Time, on May 18, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 10:30 am, Mountain Time, on May 18, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this

Proxies submitted must be received by 10:30 am, Mountain Time, on May 18,

Appointment of Proxyholder

I/We, being holder(s) of Gentry Resources Ltd. hereby appoint: Hugh G. Ross, CEO of the Corporation or failing this person, Ketan Panchmatia, VP Finance and CFO of the Corporation

O **Enter the name of the person you are appointing if this person is someone other than the foregoing.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Gentry Resources Ltd. to be held in the Stephen Room, 3rd Floor, Hyatt Hotel, 700 Centre Street SE, Calgary, Alberta on 20 May 2005 at 10:30 AM and at any adjournment thereof.

1. Election of Directors as outlined in the Information Circular.

FOR all ☐

WITHHOLD vote for all ☐

2. Appointment of Auditors

For ☐ **Withhold** ☐

Resolution

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

	For	Against
3 The amendment to the Corporation's stock option plan to increase the number of Common Shares available for issuance thereunder, as more fully described in the accompanying Management Proxy Circular.	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailing

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial

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